Exhibit 99.1

INFLARX N.V.

UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS – MARCH 31, 2021

These unaudited condensed financial statements are consolidated financial statements for the group consisting of InflaRx N.V. and its wholly-owned subsidiaries InflaRx GmbH, Jena, Germany, and InflaRx Pharmaceutical Inc., Ann Arbor, Michigan, United States (together, the “Group”). The financial statements are presented in Euro (€).

InflaRx N.V. is a company limited by shares, incorporated and domiciled in Amsterdam, The Netherlands.
Its registered office and principal place of business is in Germany, Jena, Winzerlaer Str. 2.

F-1

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED MARCH 31, 2021

Unaudited Condensed Consolidated Financial Statements
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the three months ended March 31, 2021 and 2020		3
Unaudited Condensed Consolidated Statements of Financial Position as of March 31, 2021 and December 31, 2020		4
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity for the three months ended March 31, 2021 and 2020		5
Unaudited Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2021 and 2020		6
Notes to the Unaudited Condensed Consolidated Financial Statements		7
1.	Summary of significant accounting policies and other disclosures	7
(a)	Reporting entity and Group’s structure	7
(b)	Basis of preparation	7
(c)	New and amended standards adopted by the Group	7
(d)	Significant events of the quarter and changes in circumstances	8
2.	Net Financial Result	8
3.	Other assets	10
4.	Financial assets and financial liabilities	10
5.	Cash and cash equivalents	11
6.	Equity	11
7.	Share-based payments	12
(e)	Equity settled share-based payment arrangements	12
(f)	Share options exercised	13
(g)	Share-based payment expense recognized	13
8.	Protective foundation	13
9.	Contractual Obligations and Commitments	14

F-2

InflaRx N.V. and subsidiaries
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the three months ended March 31, 2021 and 2020

		For the three months ended March 31,
(in €, except for share data)	Note	2021 (unaudited)	2020 (unaudited)

Operating Expenses
Research and development expenses		(4,906,885)	(7,298,799)
General and administrative expenses		(3,022,338)	(2,564,803)
Total Operating Expenses		(7,929,224)	(9,863,601)
Other income		5,462	94,960
Other expenses		(565)	(5,720)
Operating Result		(7,924,327)	(9,774,362)
Finance income		22,962	401,435
Finance expenses		(3,684)	(2,147)
Foreign exchange result		1,731,671	1,141,677
Other financial result	2	48,000	—
Income Taxes		—	—
Loss for the Period		(6,125,378)	(8,233,397)

Share Information
Weighted average number of shares outstanding		33,807,774	26,105,255
Loss per share (basic/diluted)		(0.18)	(0.32)

Loss for the Period		(6,125,378)	(8,233,871)
Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign currency		3,504,699	1,713,868
Total Comprehensive Loss		(2,620,679)	(6,519,529)

The accompanying notes are an integral part of these condensed consolidated financial statements.

[3]

InflaRx N.V. and subsidiaries
Unaudited Condensed Consolidated Statements of Financial Position as of March 31, 2021 and December 31, 2020

(in €)	Note	March 31, 2021 (unaudited)	December 31, 2020

ASSETS
Non-current assets
Property and equipment		383,762	408,263
Right-of-use assets		457,513	546,694
Intangible assets		320,645	350,183
Other assets	3	358,767	353,522
Financial assets	4	272,443	272,268
Total non-current assets		1,793,130	1,930,930
Current assets
Current other assets	3	6,527,973	3,734,700
Current tax assets		1,360,125	1,419,490
Financial assets	4	58,834,268	55,162,033
Cash and cash equivalents	5	78,734,662	25,968,681
Total current assets		145,457,028	86,284,904
TOTAL ASSETS		147,250,158	88,215,834

EQUITY AND LIABILITIES
Equity
Issued capital	6	5,302,354	3,387,410
Share premium	6	280,261,994	220,289,876
Other capital reserves	7	27,980,274	26,259,004
Accumulated deficit		(174,470,998)	(168,345,620)
Other components of equity		(222,091)	(3,726,791)
Total equity		138,851,532	77,863,880
Non-current liabilities
Lease liabilities		137,586	220,525
Other liabilities		34,352	33,323
Total non-current liabilities		171,938	253,847
Current liabilities
Trade and other payables	4	7,107,880	8,258,133
Lease liabilities		330,969	338,516
Employee benefits		429,621	1,368,731
Other liabilities		358,217	117,727
Provisions		—	15,000
Total current liabilities		8,226,687	10,098,107
Total Liabilities		8,398,626	10,351,954
TOTAL EQUITY AND LIABILITIES		147,250,158	88,215,834

The accompanying notes are an integral part of these condensed consolidated financial statements.

[4]

InflaRx N.V. and subsidiaries
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity for the three months ended March 31, 2021 and 2020

(in €, except for share data)	Note	Shares outstanding	Issued capital	Share premium	Other capital reserves	Accumulated deficit	Other components of equity	Total equity

Balance as of January 1, 2021		28,228,415	3,387,410	220,289,876	26,259,004	(168,345,620)	(3,726,790)	77,863,880
Loss for the period		—	—	—	—	(6,125,378)	—	(6,125,378)
Exchange differences on translation of foreign currency		—	—	—	—	—	3,504,699	3,504,699
Total comprehensive loss		—	—	—	—	(6,125,378)	3,504,699	(2,620,679)
Issuance of common shares and warrants	6	15,610,022	1,873,203	63,269,346	—	—	—	65,142,549
Transaction costs	6	—	—	(4,219,222)	—	—	—	(4,219,222)
Equity-settled share-based payments	7	—	—	—	1,721,270	—	—	1,721,270
Share options exercised	7	347,842	41,741	921,994	—	—	—	963,735
Balance as of March 31, 2021*		44,186,279	5,302,354	280,261,994	27,980,274	(174,470,998)	(222,091)	138,851,532

Balance as of January 1, 2020		26,105,255	3,132,631	211,006,606	25,142,213	(134,362,006)	2,227,228	107,146,673
Loss for the period		—	—	—	—	(8,233,397)	—	(8,233,397)
Exchange differences on translation of foreign currency		—	—	—	—	—	1,713,868	1,713,868
Total comprehensive loss		—	—	—	—	(8,233,397)	1,713,868	(6,519,529)
Equity-settled share-based payments	7	—	—	—	901,033	—	—	901,033
Balance as of March 31, 2020*		26,105,255	3,132,631	211,006,606	26,043,246	(142,595,403)	3,941,097	101,528,177

*unaudited

The accompanying notes are an integral part of these condensed consolidated financial statements.

[5]

InflaRx N.V. and subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2021 and 2020

(in €)	Note	For the three months ended March 31, 2021 (unaudited)	For the three months ended March 31, 2020 (unaudited)

Operating activities
Loss for the period		(6,125,378)	(8,233,397)
Adjustments for:
Depreciation & amortization of property and equipment, right-of-use assets and intangible assets		168,343	182,356
Net finance income	2	(1,798,949)	(399,288)
Share-based payment expense	7	1,721,270	901,033
Net foreign exchange differences		193,847	(1,141,678)
Other non-cash adjustments		—	(129,122)
Changes in:
Other assets		(2,739,152)	188,476
Employee benefits		(952,820)	(428,526)
Other liabilities		240,229	1,953
Trade and other payables		(1,150,252)	(1,922,724)
Interest received		33,189	462,342
Interest paid		(3,780)	(2,246)
Net cash used in operating activities		(10,413,453)	(10,520,819)
Investing activities
Purchase of intangible assets, property and equipment		(17,062)	(27,686)
Purchase of current financial assets		(14,985,026)	(23,412,469)
Proceeds from the maturity of financial assets		13,952,522	20,724,386
Net cash used in investing activities		(1,049,566)	(2,715,769)
Financing activities
Proceeds from issuance of common shares	6	65,142,549	—
Transaction costs from issuance of common shares	6	(4,219,222)	—
Proceeds from exercise of share options	7	963,735	—
Repayment of lease liabilities		(90,716)	(88,339)
Net cash from/(used in) financing activities		61,796,346	(88,339)
Net increase/(decrease) in cash and cash equivalents		50,333,328	(13,324,927)
Effect of exchange rate changes on cash and cash equivalents		2,432,654	1,277,255
Cash and cash equivalents at beginning of period		25,968,681	33,131,280
Cash and cash equivalents at end of period	5	78,734,662	21,083,608

The accompanying notes are an integral part of these condensed consolidated financial statements.

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InflaRx N.V. and subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

1.	Summary of significant accounting policies and other disclosures

(a)	Reporting entity and Group’s structure

InflaRx N.V. is a Dutch public company with limited liability (naamloze vennootschap) with its corporate seat in Amsterdam, The Netherlands, and is registered in the Commercial Register of The Netherlands Chamber of Commerce Business Register under CCI number 68904312. The Company’s registered office is at Winzerlaer Straße 2 in 07745 Jena, Germany. Since November 10, 2017, InflaRx N.V.’s common shares have been listed on The NASDAQ Global Select Market under the symbol IFRX.

InflaRx is a clinical-stage biopharmaceutical Group focused on applying its proprietary anti-C5a technology to discover and develop first-in-class, potent and specific inhibitors of the complement activation factor known as C5a.

These consolidated financial statements of InflaRx comprise the Company and its wholly-owned subsidiaries InflaRx GmbH, Jena, Germany and InflaRx Pharmaceutical Inc., Ann Arbor, Michigan, United States (together referred to as “the Group”).

InflaRx GmbH is a clinical-stage biopharmaceutical company founded in 2008. In 2017, InflaRx N.V. became the sole shareholder of InflaRx GmbH through the contribution of the subsidiary’s shares to InflaRx N.V. by its existing shareholders in exchange of new shares issued by InflaRx N.V.

(b)	Basis of preparation

These interim condensed consolidated financial statements for the three-month reporting periods ended March 31, 2021 and 2020 have been prepared in accordance with IAS 34 Interim Financial Reporting. These condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements. Accordingly, this report is to be read in conjunction with the financial statements in our annual report for the year ended December 31, 2020 on Form 20-F.

The interim condensed consolidated financial statements were authorized for issue by the board of directors on May 11, 2021.

The financial statements are presented in Euro (€). Euro is the functional currency of InflaRx GmbH. The functional currency of InflaRx N.V. and InflaRx Pharmaceutical Inc. is U.S. Dollars. All financial information presented in Euro has been rounded. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them or may deviate from other tables.

The accounting policies adopted are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2020, except for the adoption of new standards effective as of January 1, 2021 as set out below. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

(c)	New and amended standards adopted by the Group

The below listed amendments and interpretations were adopted effective January 1, 2021, but did not have a material impact on the consolidated financial statements of the Group:

•	Interest Rate Benchmark Reform — Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16
•	COVID-19-related Rent Concessions, Amendment to IFRS 16

The following standards issued will be adopted in a future period and the potential impact, if any, they will have on the Group’s consolidated financial statements is being assessed:

•	IFRS 17 Insurance Contracts, including Amendments to IFRS 17

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•	Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current and Classification of Liabilities as Current or Non-current
•	Amendments to IFRS 3 Business Combinations; IAS 16 Property, Plant and Equipment; IAS 37 Provisions, Contingent Liabilities and Contingent Assets; Annual Improvements 2018-2020
•	Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies
•	Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates

(d)	Significant events of the quarter and changes in circumstances

COVID-19 Pandemic

The COVID-19 pandemic, which began in December 2019 has spread worldwide and continues to cause many governments to maintain measures to slow the spread of the outbreak through quarantines, travel restrictions, closure of borders and requiring maintenance of physical distance between individuals.

During the first quarter of 2021, the Company`s employees have continued to be able to work from their home offices or return to the Company’s offices. Our service providers also continued at regular operational levels and the recruitment of patients and new clinical trial sites likewise continued in the first quarter of 2021 through the date of issuance of these interim financial statements.

On June 17, 2020, the Company announced interim results from the first 30 patients treated in the adaptive randomized Phase II/III trial in patients with severe COVID-19 induced pneumonia. On September 14, 2020, we announced the initiation of the Phase III part of the study with the first clinical site open for enrollment in the Netherlands. So far, 178 patients have been included in the study. An interim analysis is planned after enrollment of 180 patients, with a potential for an early stop for efficacy or futility.

2.	Net Financial Result

The net financial result is comprised of the following items for the three months ended March 31:

	For the three months ended March 31,
(in €)	2021 (unaudited)	2020 (unaudited)

Finance income
Interest income	22,962	401,435
Finance expenses
Interest expenses	(2,580)	—
Interest on lease liabilities	(1,104)	(2,147)
Total	19,278	399,288

Interest income results from marketable securities and short-term deposits in U.S. Dollars held by the Company and its subsidiary InflaRx GmbH.

	For the three months ended March 31,
(in €)	2021 (unaudited)	2020 (unaudited)

Foreign exchange result
Foreign exchange income	2,457,039	1,257,557
Foreign exchange expense	(725,368)	(115,879)
Total	1,731,671	1,141,678

[8]

Foreign exchange income and expense is mainly derived from the translation of the U.S. Dollar cash, cash equivalents and securities held by InflaRx GmbH.

	For the three months ended March 31,
(in €)	2021 (unaudited)	2020 (unaudited)

Other financial result	48,000	—

Other financial result for the three months ended March 31, 2021 includes a €48 thousand gain from a reduction in the allowance for expected credit loss on marketable securities (2020: nil).

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3.	Other assets

(in €)	As of March 31, 2021 (unaudited)	As of December 31, 2020

Non-current other assets
Prepaid expense	358,767	353,522
Total	358,767	353,522
Current other assets
Prepayments on research & development projects	5,085,261	2,340,643
Current tax assets	1,360,125	1,419,490
Prepaid expense	1,442,712	1,295,682
Other	—	98,374
Total	7,888,098	5,154,190

Prepaid expense mainly consists of prepaid insurance expense.

Prepayments on research & development projects consists of prepayments on clinical and production contracts. Mainly due to our COVID-19 trial and the payments made under the related CRO contract, prepayments have increased as of March 31, 2021 compared to December 31, 2020.

Current tax assets as of March 31, 2021 include VAT of €0.2 million and tax reclaims because of dividend tax withheld of €1.1 million. Such tax is withheld by our banks from securities interest payments, and the Company is reimbursed after filing a tax return.

4.	Financial assets and financial liabilities

Set out below is an overview of financial assets and liabilities, other than cash and cash equivalents, held by the Group as of March 31, 2021 and December 31, 2020:

(in €)	As of March 31, 2021 (unaudited)	As of December 31, 2020

Financial assets at amortized cost
Non-current financial assets	272,443	272,268
Current financial assets	58,834,268	55,162,033
Financial liabilities at amortized cost
Trade and other payables	7,107,880	8,258,133
Interest bearing loans and borrowings
Non-current lease liabilities	137,586	220,525
Current lease liabilities	330,969	338,516

As of March 31, 2021, the fair value of current and non-current financial assets (primarily quoted debt securities) amounted to €59,065 thousand (Level 1). The Group’s debt instruments at amortized cost consist solely of quoted securities that are graded in the top investment category (AAA) by credit rating agencies such as S&P Global and, therefore, are considered low credit risk investments.

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5.	Cash and cash equivalents

(in €)	As of March 31, 2021 (unaudited)	As of December 31, 2020

Short-term deposits
Deposits held in U.S. Dollars	70,775,597	22,616,767
Deposits held in Euro	—	1,800,000
Total	70,775,597	24,416,767
Cash at banks
Cash held in U.S. Dollars	6,880,249	1,189,126
Cash held in Euro	1,078,816	362,788
Total	7,959,065	1,551,914
Total cash and cash equivalents	78,734,662	25,968,681

6.	Equity

On July 8, 2020, the Company filed a Form F-3 (Registration Statement) with the United States Securities and Exchange Commission (SEC) with respect to the offer and sale of securities of the Company. The Company also filed with the SEC a prospectus supplement (Prospectus Supplement) relating to an at-the-market program providing for the sale of up to $50,000,000 of its common shares over time pursuant a Sales Agreement with SVB Leerink LLC.

During the three months ended March 31, 2021, the Company issued 610,022 common shares under its at-the-market program resulting in €2.8 million in net proceeds. Following these and previous issuances under this program, the remaining value authorized for sale under the Sales Agreement amounts to $35.2 million.

On February 25, 2021, the Company sold an aggregate of 15,000,000 common shares through a public offering. The common shares were sold at a price of $5.00 per share and have a nominal value of €0.12 per share. For each common share purchased, an investor also received a warrant to purchase a common share at an exercise price of $5.80. The warrants are exercisable immediately and have a term of up to one year. The shares and warrants were issued and the transaction closed on March 1, 2021 with gross offering proceeds to the Group from this offering being $75.0 million (€62.2 million), before deducting $4.5 million (€3.7 million) in underwriting discounts and other offering expenses of $0.4 million (€0.3 million). As of the date that these interim condensed consolidated financial statements were authorized for issue, no warrants had been exercised.

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7.	Share-based payments

(e)	Equity settled share-based payment arrangements

During its historical financing rounds prior to 2016 InflaRx GmbH granted options under the 2012 Stock Option Plan. Those InflaRx GmbH options were converted into options for common shares of InflaRx N.V. in November 2017:

Number of share options	2021	2020
Outstanding as of January 1,	148,433	148,433
Exercised during the three months ended March 31	—	—
Outstanding as of March 31,	148,433	148,433
thereof vested	148,433	148,433

Under the terms and conditions of the share option plan 2016 InflaRx GmbH granted rights to subscribe for InflaRx GmbH’s common shares to directors, senior management, and key employees. Those InflaRx GmbH options were converted into options for common shares of InflaRx N.V. in November 2017:

Number of share options	2021	2020
Outstanding as of January 1,	1,094,852	1,181,484
Exercised during the three months ended March 31	(202,020)	—
Outstanding as of March 31,	892,832	1,181,484
thereof vested	892,832	1,181,484

In conjunction with the closing of its initial public offering, InflaRx N.V. established a new incentive plan (the “2017 Long-Term Incentive Plan”). The initial maximum number of common shares available for issuance under equity incentive awards granted pursuant to the 2017 Long-Term Incentive Plan amounts to 2,341,097 common shares.

Number of share options	2021	2020
Outstanding as of January 1,	2,146,478	2,181,105
Granted during the three months ended March 31	870,928	—
Exercised during the three months ended March 31	(145,822)	—
Forfeited during the three months ended March 31	—	—
Outstanding as of March 31,	2,871,584	2,181,105
thereof vested	1,731,506	697,482

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The number of share options granted during the three months ended March 31, 2021 under the plan was as follows:

Share options granted	Number	Fair value per option	FX rate as of grant date	Fair value per option	Share price at grant date / Exercise price	Expected volatility	Expected life (midpoint based)	Risk-free rate (interpolated, U.S. sovereign strips curve)
2021
January 4	839,260	$4.53	0.8133	€3.68	$5.14	1.35	5.31	0.5%
January 4	31,668	$4.57	0.8133	€3.72	$5.14	1.35	5.50	0.5%
	870,928

Of the 870,928 options granted in the three months ended March 31, 2021, 795,000 were granted to members of the executive management or Board of Directors

Expected dividends are nil for all share options listed above.

The annual general meeting on July 16, 2020, approved an amendment to the 2017 Long-Term Incentive Plan (LTIP) with effect from January 1, 2021:

•
increasing the maximum annual number of common shares in the Company’s capital available for issuance under the LTIP, starting on January 1, 2021, to 4% (from 3%) of the Company’s outstanding common shares (determined as of December 31 of the immediately preceding year); and

•
removing certain restrictions from the LTIP, which will allow the committee administering the LTIP and the Board to (i) lower the exercise price per share of any options and/or share appreciation rights issued under the LTIP or take any other action treated as a ‘repricing’ of an award and (ii) cancel any option and/or share appreciation rights in exchange for cash or another award granted under the LTIP, in either case, without prior approval of the Company’s shareholders.

(f)	Share options exercised

In the three months ended March 31, 2021, 347,842 shares were issued upon the exercise of share options, resulting in proceeds to the Company in the amount of €964 thousand. Of the share options exercised, 202,020 were granted under the 2016 Share Option Plan and 145,822 were granted under the 2017 Long-Term Incentive Plan.

In the three months ending March 31, 2020, no options under the 2012 Stock Option Plan were exercised.

(g)	Share-based payment expense recognized

For the three months ended March 31, 2021, the Company has recognized €1,721 thousand (2020: €901 thousand) of share-based payment expense/(benefit) in the statements of operations and comprehensive loss.

None of the share-based payments awards were dilutive in determining earnings per share due to the Group’s loss position.

8.	Protective foundation

According to the articles of association of the Company, up to 55,000,000 common shares and up to 55,000,000 preferred shares with a nominal value of €0.12 per share are authorized to be issued. All shares are registered shares. No share certificates shall be issued.

In order to deter acquisition bids, the Company`s general meeting of shareholders approved the right of an in-dependent foundation under Dutch law, or protective foundation, to exercise a call option pursuant to the call option agreement, upon which preferred shares will be issued by the Company to the protective foundation of up to 100% of the Company’s issued capital held by others than the protective foundation, minus one share. The protective foundation is expected to enter into a finance arrangement with a bank or, subject to applicable restrictions under Dutch law, the protective foundation may request us to provide, or cause the Company’s subsidiaries to provide, sufficient funding to the protective foundation to enable it to satisfy its payment obligation under the call option agreement.

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These preferred shares will have both a liquidation and dividend preference over the Company`s common shares and will accrue cash dividends at a pre-determined rate. The protective foundation would be expected to require us to cancel its preferred shares once the perceived threat to the Company and its stakeholders has been removed or sufficiently mitigated or neutralized. We are of the opinion that the call option does not represent a significant fair value based on a Level 3 valuation, since the preference shares are restricted in use and can be cancelled by us.

In the three months ended March 31, 2021, the Company expensed €15 thousand (2020: €17 thousand) of ongoing costs to reimburse expenses incurred by the protective foundation.

9.	Contractual Obligations and Commitments

The Group enters contracts in the normal course of business with CROs and clinical sites for the conduct of clinical trials, professional consultants for expert advice and other vendors for clinical supply manufacturing or other services.

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